Mail Stop 3561

September 6, 2007

Via Fax and U.S. Mail

Steve Bailey
Senior Managing Director, Loan Administration
Countrywide Home Loans Servicing LP
4500 Park Granada
Calabasas, California

Re: Alternative Loan Trust 2006-11CB
         Supplement 1 to Form 10-K for the fiscal year ended December 31, 2006
         Filed March 27, 2007
         File No. 333-131630-03

Dear Mr. Bailey,

        We have reviewed your responses to the comments in our letter dated July 24, 2007 and have the following additional comments.

Form 10-K

Item 1119 of Regulation AB, Affiliations and certain Relationships and Related Transactions

1. We note your response to our prior comment 1. Please revise the 10-K to disclose the information required by Item 1119 of Regulation AB.

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        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment

decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact H. Yuna Peng at (202) 551-3391or Rolaine Bancroft at (202) 551-3313 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (212) 839-5599
        R.J. Carlson, Esq.